Exhibit (a)(5)(L)

PRESS RELEASE

March 3, 2004.

BCP Crystal Acquisition GmbH & Co. KG (the “Bidder”) announces that the independent expert of Ernst & Young AG has initiated the review contemplated by Section V.4(a)(iv)(B) of the offer document published by the Bidder on February 2, 2004 relating to its voluntary public takeover offer for all outstanding registered ordinary shares with no par value of Celanese AG for EUR 32.50 in cash, without interest, per registered ordinary share of Celanese AG (the “Offer”). The review of the independent expert of Ernst & Young AG relates to whether there has been any occurrence of facts which would have to be publicized as new facts within the meaning of § 15 of the German Securities Trading Act and which have adversely affected or reasonably could be expected to adversely affect the EBITDA of Celanese AG by more than certain specified amounts, as described in more detail in the offer document relating to the Offer. The result of the review of the independent expert of Ernst & Young AG will be published in the Frankfurter Allgemeine Zeitung, and announced by press release in the U.S. by the Bidder, at the latest on the last business day of the acceptance period of the Offer.

The acceptance period of the Offer ends on March 15, 2004, at 24:00h Central European Time/6:00 p.m. New York City time (unless the acceptance period is extended). Pursuant to the German Securities Acquisition and Takeover Act and applicable U.S. securities laws, the acceptance period for the offer can be extended under certain circumstances as described in the offer document. If the acceptance period is extended, publication of such extension will be made by the Bidder in Germany by publishing a notice in the Börsen-Zeitung no later than one German business day prior to the date on which the acceptance period was scheduled to expire, and by a public announcement thereof in the U.S. The Bidder will also publish this announcement on the internet at its website, http://www.tbg-cag.de.